Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 15, 2011 (except for Schedule III, as to which the date is April 28, 2011) with respect to the consolidated financial statements and schedule of Aviv REIT, Inc. and Subsidiaries, and our report dated March 15, 2011 (except for Note 16 and Schedule III, as to which the date is April 28, 2011) with respect to the consolidated financial statements and schedule of Aviv Healthcare Properties Limited Partnership and Subsidiaries, included in the Registration Statement (Amendment No. 1 to Form S-4) and related Prospectus of Aviv Healthcare Properties Limited Partnership and Aviv Healthcare Capital Corporation for the registration of its 7 3/4 % Senior Notes.
/s/ Ernst & Young LLP
Chicago, Illinois
June 17, 2011